UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3; NYSE: LINX), leader and specialist in technologies for retail, announces to its shareholders and the market that with the new Coronavirus (COVID-19) spreading rapidly in Brazil and in Latin America, has been adopting in recent weeks a plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight:,

•	Creation of a Crisis Committee to continuously assess the evolution of COVID-19, possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities across the country;
•	Definition of home office for all employees who made an international trip and recently returned to Brazil, respecting the quarantine period recommended by doctors;
•	Suspension or postponement of national and international business trips; and
•	Definition of interleaved home office for all employees as of this date, aiming to reduce the population density in their offices as a strategy to mitigate the risks of virus transmission.

Linx continue to operate normally and reaffirms its commitment to the safety of its Employees ensuring services to Customers and Suppliers, and consequently, to the business.

São Paulo, March 16, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer